UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **June 9, 2011**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

CLECO POWER LLC
(Exact name of registrant as specified in its charter)

Louisiana	**1-05663**	**72-0244480**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On June 9, 2011, the Board of Directors of Cleco Corporation (the "Company") elected Bruce A. Williamson, as the new chief executive officer and president of the Company and appointed Mr. Williamson as a Class I director of the Company with a term ending at the annual meeting of shareholders of the Company in 2013, both effective July 5, 2011. Mr. Williamson will serve as a member of the Company's Executive Committee beginning July 5, 2011.

In addition, on June 9, 2011, the Board of Managers of Cleco Power LLC, a wholly owned subsidiary of the Company ("Cleco Power"), elected Mr. Williamson as the new chief executive officer of Cleco Power effective July 5, 2011. In accordance with the action taken by the Board of Directors of the Company on June 9, 2011, the Company, as the sole member of Cleco Power, appointed Mr. Williamson to be the sole manager of the Board of Managers of Cleco Power effective July 5, 2011.

The Company had previously announced that Mr. Madison would step down as chief executive officer and president of the Company and chief executive officer of Cleco Power effective July 5, 2011. On June 9, 2011, the Board of Directors of the Company appointed Mr. Madison as Vice Chairman of the Board of Directors of the Company effective July 5, 2011.

For information regarding Mr. Williamson's business experience for more than the past five years and his compensatory and other agreements and arrangements with the Company, please read "Announcement of Chief Executive Succession" and "Mr. Williamson Executive Employment Agreement" in the Company's Current Report on Form 8-K which was filed with the Securities and Exchange Commission on April 27, 2011 (the "Prior Form 8-K"), and which sections are incorporated by reference herein. A copy of Mr. Williamson's Executive Employment Agreement was filed as Exhibit 10.1 to the Prior Form 8-K and is incorporated by reference herein.

Item 5.03 **Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.**

In connection with the election of Mr. Williamson as a Class I director, the Board of Directors of the Company on June 9, 2011 amended the Company's Bylaws effective July 5, 2011 to increase the number of directors serving on the board to eleven. Prior to the amendment, the Company's Bylaws provided for ten directors to serve on its board. The text of the amendment to the Company's Bylaws is filed as Exhibit 3.1 to this Current Report.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed herewith:

3.1   Text of the Amendment to the Bylaws of Cleco Corporation.

10.1   Executive Employment Agreement, dated April 21, 2011, by and between Cleco Corporation and Bruce A. Williamson (incorporated by reference from Cleco Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2011, Exhibit 10.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO CORPORATION

Date: June 13, 2011   By: /s/ R. Russell Davis

R. Russell Davis
Vice President of Investor Relations
and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO POWER LLC

Date: June 13, 2011   By: /s/ R. Russell Davis

R. Russell Davis
Vice President of Investor Relations
and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Text of the Amendment to the Bylaws of Cleco Corporation.
10.1	Executive Employment Agreement, dated April 21, 2011, by and between Cleco Corporation and Bruce A. Williamson (incorporated by reference from Cleco Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2011, Exhibit 10.1).